Points.com and Delta Expand Partnership

TORONTO, June 20, 2007 – Points International Ltd. (PIL) (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce that Delta Air Lines has launched a new online auction using technology developed by Points and its partner Truition.

The auction will allow members of SkyMiles®, the Delta Air Lines frequent flyer program, to bid their SkyMiles for a variety of packages, such as exclusive event opportunities, unique getaways, and exciting adventure packages. "We are very happy with this expansion of our relationship with Delta," said Points International CEO Rob MacLean.

"We think SkyMiles members will love the great new opportunities the auction product provides them, and we are thrilled to further extend our successful relationship with one of the most innovative Loyalty programs in the world."

"We're constantly seeking creative ways to engage our customers and offer additional mileage-redemption opportunities," said Jeff Robertson, managing director of the SkyMiles program. "The SkyMiles Online Auction is another great step as we enrich the Delta experience and add value to the program for all SkyMiles members."

This new product launch is the eighth offering that Points and Delta have cooperated on, and extends this successful long term relationship. In addition to SkyMiles Online Auction, other innovative solutions that are made available via this partnership to Delta SkyMiles customers include Points.com swaps, the purchase of SkyMiles, the gifting of SkyMiles, the transferring of SkyMiles, management of Mileage Expiration programs, the operation of the SkyMiles Incentives program and participation in the AirIncentives™ program.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com

About Delta Air Lines

Delta Air Lines offers customers service to more destinations than any global airline with Delta and Delta Connection carrier service to 332 destinations in 57 countries. With more than 60 new international routes introduced in the last year, Delta has added more international capacity than all other U.S. airlines combined and is the leader across the Atlantic with flights to 36 transAtlantic destinations. To Latin America and the Caribbean, Delta offers nearly 700 weekly flights to 63 destinations. Delta's marketing alliances also allow customers to earn and redeem SkyMiles on nearly 15,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. Including its SkyTeam and worldwide codeshare partners, Delta offers flights to 479 worldwide destinations in 105 countries. Customers can check in for flights, print boarding passes and check flight status at delta.com.

For more information contact:

For investor relations:
Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com;
Corporate website: www.points.com/corporate

For partnerships and other inquiries:

Peter Lockhard, Senior Vice President Partners, Points International Ltd., (416) 596-6392,
peter.lockhard@points.com.